September 26, 2024

VIA EDGAR

Mr. Frank Wyman

Mr. Daniel Gordon

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Innoviva, Inc.

Form 10-K for the fiscal year ended December 31, 2023

Filed February 29, 2024

File No. 000-30319

Dear Mr. Wyman and Mr. Gordon:

On behalf of Innoviva, Inc. (the “Company” or “we”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed February 29, 2024 (the “Form 10-K”), as contained in the letter, dated September 13, 2024 (the “Comment Letter”).

We have set forth each of the Staff’s comments italicized below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Changes in Fair Value of Equity Method Investments and Equity and Long-Term Investments, page 87

1.

Please provide an analysis that reconciles the increase in Equity and Long-Term Investments of $80.57 million presented on your consolidated Balance Sheet to the corresponding change in fair value of $11.12 million presented on your Consolidated Statement of Income. Also, reconcile related fair value amounts as of December 31, 2023 on page 121 to corresponding amounts on your consolidated balance sheet and provide a summary of individual investments held by the ISP Fund at each balance sheet date. Revise your disclosure accordingly.

Response to Comment 1: We acknowledge the Staff’s comment, and in response to the Staff’s request for an analysis that reconciles the increase in Equity and Long-Term Investments of $80.57 million presented on our consolidated Balance Sheet to the corresponding change in fair value of $11.12 million presented on our Consolidated Statement of Income, the reconciliation is presented as follows:

(In thousands)	Year Ended December 31, 2023
Activities in equity and long term investments:
Purchases of trading securities (1)	$67,798
Purchases of equity and long-term investments (2)	1,218
Changes in fair values, net	11,129
Other (3)	428

Net increase in equity and long term investments	80,573
Equity and long term investments at beginning of period	363,859

Equity and long term investments at end of period	$444,432

(1)

Purchases of trading securities included an Armata Convertible Note of $30.0 million in January 2023, an Armata Term Loan of $25.0 million in July 2023, $0.1 million closing costs associated with Armata investments, and an additional Gate Convertible Note totaling $12.7 million (comprising $10.0 million in cash and $2.7 million in accrued interest) in February and October 2023. These investments are disclosed in footnote 6, ‘Equity and Long-term Investments and Fair Value Measurements,’ on pages 116 and 120, respectively.

(2)

Equity and long-term investment purchases included ImaginAb Series C-2 preferred stock, with a total investment of $1.2 million made in March and September 2023. These investments are disclosed in footnote 6, ‘Equity and Long-term Investments and Fair Value Measurements,’ on page 119.

(3)

Other items included net cash generated from the operations of ISP Fund LP, whose assets can only be used to settle its own obligations. During 2023, the partnership generated $6.3 million in interest income, incurred $4.3 million in investment-related expenses, and made net cash payments of $1.6 million. ISP Fund LP’s activities are disclosed in footnote 5, ‘Consolidated Entities and Acquisitions,’ on pages 111 and 112.

In response to the Staff’s request to reconcile the related fair value amounts as of December 31, 2023 on page 121 to corresponding amounts on our consolidated balance sheet and to provide a summary of individual investments held by ISP Fund at each balance sheet date, we provide the following reconciliation and summary:

Reconciliation of fair value amounts of assets as of December 31, 2023

Types of Instruments (In thousands)	Cash and cash equivalents	Equity method investments	Equity and long-term investments	Total
Assets
Money market funds (1)	$170,706	$—	$—	$170,706
Investments held by ISP Fund LP	—	—	311,812	311,812
Equity investment - Armata Common Stock	—	81,249	—	81,249
Equity investment - Armata Warrants	—	35,297	—	35,297
Convertible debt investment - Armata Note	—	—	51,883	51,883
Term loan investment - Armata Term Loan	—	—	27,044	27,044
Convertible debt investment - Gate Note	—	—	27,972	27,972
Equity investment - InCarda Series D Warrants (2)	—	—	76	76

Total assets measured using fair value method	$170,706	$116,546	$418,787	$706,039
Equity investment - InCarda Series C Preferred Stock	$—	$—	$4,773	$4,773
Equity investment - InCarda Series D-1 Preferred Stock, Series D-2
Preferred Stock, and Common Stock	—	—	2,717	2,717
Equity investment - ImaginAb Series C Preferred Stock, Series C-2
Preferred Stock, and Common Stock	—	—	7,590	7,590
Equity investment - Nanolive Series C Preferred Stock	—	—	10,565	10,565

Total assets measured using measurement alternative method	$—	$—	$25,645	$25,645

Total assets	$170,706	$116,546	$444,432	$731,684

(1)	Money market funds are included in the $193.5 million of cash and cash equivalents on the consolidated balance sheets.
(2)	This investment is not reflected in the fair value measurement table due to its immateriality.

Summary of individual investments held by ISP Fund at each balance sheet date:

	December 31,
(In thousands)	2023	2022
Common stock - publicly traded healthcare companies
United States	$184,926	$174,770
Ireland	—	64,729
United Kingdom	2,942	1,339

Total common stock	187,868	240,838
Preferred stocks - privately held healthcare companies
United States	52,530	2,032
Warrants - privately held healthcare companies
United States	8,075	—
Convertible note - privately held healthcare companies
United States	—	52,546
Money market fund and cash	63,339	25,144

Total investments held by ISP Fund LP	$311,812	$320,560

We will revise the disclosures prospectively, to include the Equity and Long-Term Investments Reconciliation to our consolidated balance sheet and the Summary of individual investments held by ISP Fund consistent with the above, starting with our Form 10-Q for the third quarter of 2024.

Notes to Consolidated Financial Statements

6. Equity and Long-term Investments and Fair Value Measurements

Equity and Other Investments in Armata, page 116

2.

You state that Armata Pharmaceuticals is a VIE but Innoviva and ISO are not the primary beneficiaries and as a result you have reported its common stock and warrants under the equity method using the fair value option. In this regard, fair values for your holdings of Armata common stock, warrants, a convertible note and term loan totaled $195.4 million as of December 31, 2023. Please describe and quantify the methods and assumptions used to value your investments in Armata, including your consideration of Armata’s market capitalization. Refer us to the technical guidance upon which you relied.

Response to Comment 2:

We respectfully acknowledge the Staff’s request to describe the methods and assumptions used to value our investments in Armata, including the consideration of Armata’s market capitalization. We maximize the use of observable inputs when estimating the fair values for our investments in accordance with the fair value measurement standard, ASC 820-10-35-24. The following valuation techniques and assumptions are used for each of the investments in Armata:

•

Common stock – under the fair value option, the investment is measured based on Armata’s closing market price at the end of each reporting period. As of December 31, 2023, 25,076,769 shares of common stock were valued at $81.2 million based on the closing market price of $3.24 per share. We base this measurement in accordance with ASC 820-10-35-36B, which states, in part, that “if there is a quoted price in an active market (that is, a Level 1 input) for an asset or a liability, a reporting entity shall use that quoted price without adjustment when measuring fair value.” The fair value is not adjusted for a control premium since each individual share of Armata common stock is a separate unit of account classified as Level 1 within the fair value hierarchy. At December 31, 2023, Armata’s market capitalization was approximately $117.0 million, based on the outstanding shares of its common stock.

•

Warrants – a Black-Scholes-Merton pricing model is used to estimate the fair value of the warrants. The warrants purchased in 2020, 2021 and 2022 have an exercise price of $2.87, $3.25 and $5.00 per share, respectively. All warrants totaling 19,364,647 are exercisable immediately within five years from the issuance date of the warrants. At December 31, 2023, the warrants were valued at $35.3 million using the following inputs in the model:

•	Armata’s closing market price of $3.24 per share

•	Risk-free interest rates between 3.9% and 4.5% computed based on the published U.S. Treasury yield

•	Expected terms between 1.1 and 3.3 years based on when the Company expects the warrants to be exercised, which corresponds to the remaining contractual period

•	Estimated volatilities between 96.8% and 124.4% based on the historical volatility of Armata’s common stock.

•

Convertible note – this trading security is measured at fair value using a Monte Carlo simulation model, which incorporates estimates of the probability of certain qualified events. As of December 31, 2023, the note, purchased for $30.0 million in January 2023, was valued at $51.9 million using the following inputs in the model:

•	Armata’s closing market price of $3.24 per share

•	Risk-free interest rate of 4.8% based on the published U.S. Treasury yield

•	A discount rate of 50.0%, estimated based on the implied transaction date yield, adjusted for changes in market yields of the instruments with comparable credit risks

•	Estimated volatility of 65%, calculated using Armata’s own historical stock price volatility of 127% and adjusted downward to account for the illiquidity of the conversion feature

•	Estimates of the timing and probability of certain qualified events between 0.8 to 1.0 years.

•

Term loan – this trading security is measured at fair value using an income approach. As of December 31, 2023, the loan, purchased for $25.0 million in July 2023, was valued at $27.0 million based on the discounted value of expected future cash flows, using a discount rate of 11.5%, which was estimated based on the implied transaction date yield, adjusted for changes in market yields of the instruments with comparable credit risks.

The Company does not have a controlling financial interest in Armata due to its limited voting rights under the voting agreement entered with Armata. Additionally, the Company will not acquire a controlling financial interest upon exercise of the warrants and conversion of the note. As such, a control premium is not considered in the valuation of the warrants and the note in accordance with the fair value measurement standard, ASC 820-10-35-36B.

ITEM 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 142

3.	Please explicitly state that no changes were made to your internal control over financial reporting.

Response to Comment 3: The Company acknowledges the Staff’s comment and notes that there was a typographical error in the Form 10-K, which resulted in the inaccurate conveyance on page 142, that there have been no more material changes to our internal controls over financial reporting, other than those related to the integration of acquired operations from our acquisitions of Entasis and La Jolla. The Company regrets that error and will ensure that this is correctly disclosed in future filings.

* * * * *

Should you have any questions concerning this letter please call the undersigned at (339)526-4927.

Very truly yours,

/s/ Stephen Basso
Stephen Basso Chief Financial Officer

cc:	Pavel Raifeld (Innoviva, Inc.)

Marianne Zhen (Innoviva, Inc.)

Katherine Dorris, Esq. (Innoviva, Inc.)

Jared Fertman, Esq. (Willkie Farr & Gallagher LLP)